                        [DECHERT LLP LETTERHEAD OMITTED]

January 16, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
               Duc Dang

Re:      Renaissance Acquisition Corp.
         Registration Statement on Form S-1 File No. 333-134444
         ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the Company), we wish to provide you with certain background information relating to Amendment No. 4 to the Registration Statement on Form S-1 of the
Company initially filed with the Commission on May 24, 2006 and amended on July
13, September 19, 2006 and January 4, 2007 (the Registration Statement).

         We have simultaneously filed Amendment No. 4 to the Registration
Statement and have attached a marked copy of such Amendment indicating the changes the Company has made since Amendment No. 2 to the Registration Statement and a marked copy of such Amendment indicating the changes the Company has made since Amendment No. 3 to the Registration Statement.

         We have filed Amendment No. 4 for two purposes. First, the Company is revising its form of certificate of incorporation that will be in effect upon consummation of the offering to provide that if holders of 40% of the shares sold in the offering are voted against a business combination and seek conversion of their shares into the right to

                        [DECHERT LLP LETTER BOTTOM OMITTED]

[DECHERT LLP]

receive a portion of the trust fund, the business combination will not be approved. The threshold had previously been 20%. In addition, in response to a comment from the American Stock Exchange, two of the Companys directors have withdrawn from RAC Partners LLC. Accordingly, they now hold the shares to which their investment in RAC Partners corresponded directly. Such individuals also assumed a portion of the obligation of RAC Partners to purchase insider warrants.

         On behalf of the Company we have arranged for delivery to the attention of Duc Dang of the Commission via Federal Express for overnight delivery of five copies of this letter together with the marked copies of Amendment No. 4 to the
Registration Statement described above.

         We hope that the Staff will be able to accommodate the Company by reviewing Amendment No. 4 and providing us with any comments as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ Gerald Adler
----------------

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:   Barry W. Florescue, Chairman and Chief Executive Officer

                                      -2-